
February 17, 2023

Guo-Liang Yu
Chief Executive Officer
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

>   **Re: Apollomics Inc.**
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed February 10, 2023**
>   **File No. 333-268525**

Dear Guo-Liang Yu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Subscription Agreements, page 36

1.   We note that certain accredited investors have entered into subscription agreements to purchase Apollomics Class B Ordinary Shares and Apollomics Series A Preferred Shares in connection with the business combination. Please further highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please also disclose if any of Maxpro's sponsors, directors, officers or their affiliates will participate in this private placement.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Nussen, Esq.